Filed by BlackRock Municipal Income Investment Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock Municipal Bond Investment Trust
Commission File No. 811-21054

Contact:
1-800-882-0052

BlackRock Announces Board Approval of the Reorganization of Two Municipal Closed-End Funds

New York, December 18, 2015 – BlackRock Advisors, LLC announced today that the Board of Trustees of each of BlackRock Municipal Bond Investment Trust (NYSE:BIE) and BlackRock Municipal Income Investment Trust (NYSE:BBF) (each a “Fund” and together, the “Funds”) approved the reorganization of BIE into BBF, with BBF being the surviving Fund (the “Reorganization”).

It is currently expected that the Reorganization will be completed in the first half of 2016, subject to required shareholder approvals and the satisfaction of applicable regulatory requirements and other customary closing conditions.

Additional Information about the Reorganization and Where to Find It

This press release is not intended to, and does not constitute an offer to purchase or sell shares of the Funds nor is this press release intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of the purchase or sale of securities or of proxies to effect the Reorganization will only be made by either a definitive Proxy Statement or a definitive Proxy Statement/Prospectus.

This press release references a Proxy Statement and a Proxy Statement/Prospectus, to be filed by the Funds.  The Proxy Statement and the Proxy Statement/Prospectus have yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”).  After the Proxy Statement and the Proxy Statement/Prospectus are filed with the SEC, each may be amended or withdrawn. The Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until a Registration Statement comprising of the Proxy Statement/Prospectus is declared effective by the SEC.

The Funds and their respective trustees, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganization.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds' respective trustees, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading the Proxy Statement and the Proxy Statement/Prospectus when they are filed with the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE REORGANIZATION.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY.  THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS.

The Proxy Statement and the Proxy Statement/Prospectus will not constitute an offer to buy or sell securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies (when they become available) of the Proxy Statement, the Proxy Statement/Prospectus and other documents filed with the SEC at the SEC's web site at www.sec.gov.  In addition, free copies (when they become available) of the Proxy Statement, the Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to BlackRock at (800) 882-0052.

About BlackRock

BlackRock is a global leader in investment management, risk management and advisory services for institutional and retail clients. At September 30, 2015, BlackRock’s AUM was $4.506 trillion. BlackRock helps clients around the world meet their goals and overcome challenges with a range of products that include separate accounts, mutual funds, iShares® (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. As of September 30, 2015, the firm had approximately 12,900 employees in more than 30 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the Company’s website at www.blackrock.com | Twitter: @blackrock_news | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock

Availability of Fund Updates

BlackRock will update performance and certain other data for the Funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com  as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to a Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a  Fund’s net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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